FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES		OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response ...0.5
(Print or Type responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 of Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Gilreath, John M.	2. Date of Event Requiring Statement (Month/Day/Year) 2-26-03	4. Issuer Name and Ticker or Trading Symbol DCRI "HIR"
(Last) (First) (Middle) 1900 White Oak Rd.		5. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___X_ Director _____ 10% Owner _____ Officer (give _____ Other (Specify title below) below) _______________________________	6. If Amendment, Date of Original (Month/Day/Year)
(Street) McKinney, TX 75070	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		7. Individual of Joint/Group Filing (Check Applicable Law) _x_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Form 3 (continued) Tale II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
Director's Options	1	2/19/03	Common Stock	25,000.24		D

Explanation of Responses:

(1) Options vest 25% per calendar quarter beginning 1/01/03 Becoming fully vested 12/31/03

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).	/S/ John M. Gilreath	02/25/2003
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.	** Signature of Reporting Person	Date
Potential persons who are to respond to the collection of information contained in this form are not Required to respond unless the form displays a currently valid OMB Number.